February 24, 2012

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984) Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

Transmitted herewith are the completed fee and expense tables and completed bar chart and performance tables pursuant to the comments requesting such information that we received from you by telephone on February 10, 2012 regarding Post-Effective Amendment No. 124 to the Registration Statement on Form N-1A for the American Beacon Mid-Cap Value Fund and the American Beacon High Yield Bond Fund, each a series of the American Beacon Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on December 29, 2011.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger
Francine J. Rosenberger

cc:	Rosemary Behan John Okray
American Beacon Advisors, Inc.

American Beacon
Mid-Cap Value FundSM

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales discounts if you and your eligible family members invest, or agree to invest in the future, at least $50,000 in the A Class shares of the American Beacon Funds. More information about these and other discounts is available from your financial professional and in “Choosing Your Share Class” on page 76 of the prospectus and “Additional Purchase and Sale Information for A Class Shares” on page 90 of the statement of additional information.

Shareholder Fees
(fees paid directly from your investment)

	Share classes
	A	C	Y	Advisor	Institutional	Investor
Maximum sales charge imposed on purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum deferred sales charge load (as a percentage of the lower of original offering price or redemption proceeds)	None	1.00%	None	None	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	A	C	Y	Advisor	Institutional	Investor
Management fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.25%	0.00%	0.00%
Other expenses	2.59%	17.54%	11.02%	1.13%	0.50%	0.72%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total annual fund operating expenses1	3.45%	19.15%	11.63%	1.99%	1.11%	1.33%
Expense Reduction and Reimbursement	1.96%	16.91%	10.55%	0.50%	0.13%	0.10%
Total annual fund operating expenses after expense reduction and reimbursement2	1.49%	2.24%	1.08%	1.49%	0.98%	1.23%

1
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Fund’s Financial Highlights table, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2
The Manager has contractually agreed to waive and/or reimburse the A Class, C Class, Y Class, Advisor Class, Institutional Class and Investor Class of the Fund for Distribution Fees and Other Expenses, as applicable, through February 28, 2013 to the extent that Total Annual Fund Operating Expenses exceed 1.49% for the A Class, 2.24% for the C Class, 1.08% for the Y Class, 1.49% for the Advisor Class, 0.98% for the Institutional Class and 1.23% for the Investor Class (excluding taxes, brokerage commissions, acquired fund fees and expenses and other extraordinary expenses such as litigation). The contractual expense arrangement can be changed by approval of a majority of the Fund’s Board of Trustees. The Manager can be reimbursed by the Fund for any contractual or voluntary fee reductions or expense reimbursements if reimbursement to the Manager (a) occurs within three years after the Manager’s own reduction or reimbursement and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage limit contractually agreed.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share classes	1 year	3 years	5 years	10 years
A	$718	$1,401	$2,106	$3,967
C	$327	$3,626	$6,131	$9,878
Y	$110	$2,370	$4,340	$8,229
Advisor	$152	$576	$1,027	$2,277
Institutional	$100	$340	$599	$1,340
Investor	$125	$412	$720	$1,593

Assuming no redemption of shares:

Share class	1 year	3 years	5 years	10 years
C	$227	$3,626	$6,131	$9,878

Fund Performance

The bar chart and table below provide an indication of risk by showing how the Fund’s performance has varied from year to year. The table shows how the Fund’s performance compares to a broad-based market index and the Lipper Mid-Cap Value Funds Index, a composite of mutual funds comparable to the Fund.

The chart and the table below show the performance of the Fund’s Institutional Class shares for all periods. The Fund began operations of Institutional Class shares on November 30, 2005, Investor Class shares on March 1, 2006, Advisor Class shares on June 30, 2007, Y Class shares on March 1, 2010, A Class shares on May 17, 2010 and C Class shares on September 1, 2010. In the table below, the performance of the AMR Class of the Fund, which began offering shares on June 30, 2004 and is not offered in this prospectus, is shown for the Institutional Class shares before the date such class was first offered. For the Investor Class, performance results from June 30, 2004 through November 30, 2005 are for the AMR Class and performance results from November 30, 2005 through March 1, 2006 are for the Institutional Class. For the Advisor Class, performance results from June 30, 2004 to November 30, 2005 are for the AMR Class, performance results from November 30, 2005 through February 28, 2006 are for the Institutional Class and performance results from March 1, 2006 to June 30, 2007 are for the Investor Class. For Y Class, A Class and C Class shares, performance results from June 30, 2004 to November 30, 2005 are for the AMR Class and performance results from November 30, 2005 to the inception of the Y Class, A Class and C Class shares are for the Institutional Class.

In each case, the older share classes would have had similar annual returns to the newer share classes because the shares are invested in the same portfolio securities. However, because the older classes had lower expenses, their performance was better than the newer classes would have realized in the same period. You may obtain updated performance information on the Fund’s website at www.americanbeaconfunds.com. Past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Sales charges are not reflected in the bar chart and table below. If those charges were included, returns of A Class shares would be less than those shown.

Calendar year total returns for Institutional Class shares

(BAR CHART)

Institutional Class Shares
Total Return for the Calendar year Ended 12/31 of Each Year
05	06	07	08	09	10	11
9.06%	17.95%	-5.13%	-36.22%	41.29%	21.69%	0.33%

Highest Quarterly Return:	24.36%
(1/1/05 through 12/31/11)	(3rd Quarter 2009)
Lowest Quarterly Return:	-21.30%
(1/1/05 through 12/31/11)	(4th Quarter 2008)

	Average Annual Total Returns(1)
	For the periods ended December 31, 2011

	Inception Date
	of Class			Since
Institutional Class	11/30/2005	1 Year	5 Years	Inception
Return Before Taxes		0.33%	0.86%	5.65%
Return After Taxes on Distributions		0.13%	0.36%	4.21%
Return After Taxes on Distributions and Sale of Fund Shares		0.48%	0.61%	4.22%

Share class (before taxes)	Inception Date of Class	1 Year	5 Years	Since Inception
A	5/17/2010	-0.16%	0.50%	5.36%
C	9/1/2010	-1.00%	0.31%	5.22%
Y	3/1/2010	0.22%	0.84%	5.64%
Advisor	6/29/2007	-0.09%	0.52%	5.37%
Investor	2/28/2006	0.78%	0.73%	5.52%

Indices (reflects no deduction for fees,		1 Year	5 Years	Since Inception
Russell Midcap Value Index		-1.38%	0.04%	6.16%
Lipper Mid-Cap Value Funds Index		-4.50%	0.28%	4.71%

(1)
After-tax returns are shown only for Institutional Class shares; after-tax returns for other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. If you hold your Fund shares through a tax-deferred arrangement, such as an IRA or a 401(k), the after-tax returns do not apply to your situation.

American Beacon
High Yield Bond FundSM

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales discounts if you and your eligible family members invest, or agree to invest in the future, at least $50,000 in the A Class shares of the American Beacon Funds. More information about these and other discounts is available from your financial professional and in “Choosing Your Share Class” on page 76 of the prospectus and “Additional Purchase and Sale Information for A Class Shares” on page 90 of the statement of additional information.

Shareholder Fees
(fees paid directly from your investment)

	A	C	Y	Institutional	Investor
Maximum sales charge imposed on purchases (as a percentage of offering price)	4.75%	None	None	None	None
Maximum deferred sales charge load (as a percentage of the lower of original offering price or redemption proceeds)	None	1.00%	None	None	None
Redemption fee (as a percentage of amount redeemed; applies to the proceeds of shares redeemed within 90 days of purchase)	2.00%	2.00%	2.00%	2.00%	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	A	C	Y	Institutional	Investor
Management fees	0.44%	0.44%	0.44%	0.44%	0.44%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.00%	0.00%
Other expenses	3.24%	1.71%	26.58%	0.44%	0.65%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%
Total annual fund operating expenses(1)	3.94%	3.16%	27.03%	0.89%	1.10%
Expense Reduction and Reimbursement	2.82%	1.29%	26.05%
Total annual fund operating expenses after expense reduction and reimbursement(2)	1.12%	1.87%	0.98%

1
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Fund’s Financial Highlights table, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2
The Manager has contractually agreed to waive and/or reimburse the A Class, C Class and Y Class of the Fund for Distribution Fees and Other Expenses, as applicable, through February 28, 2013 to the extent that Total Annual Fund Operating Expenses exceed 1.12% for the A Class, 1.87% for the C Class and 0.98% of the Y Class (excluding taxes, brokerage commissions, acquired fund fees and expenses and other extraordinary expenses such as litigation). The contractual expense arrangement can be changed by approval of a majority of the Fund’s Board of Trustees. The Manager can be reimbursed by the Fund for any contractual or voluntary fee reductions or expense reimbursements if reimbursement to the Manager (a) occurs within three years after the Manager’s own reduction or reimbursement and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage limit contractually agreed.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share classes	1 year	3 years	5 years	10 years
A	$584	$1,371	$2,176	$4,262
C	$290	$854	$1,542	$3,378
Y	$100	$4,553	$7,260	$10,248
Institutional	$91	$284	$493	$1,096
Investor	$112	$350	$607	$1,341

Assuming no redemption of shares:

Share class	1 year	3 years	5 years	10 years
C	$190	$854	$1,542	$3,378

Fund Performance

The bar chart and table below provide an indication of risk by showing how the Fund’s performance has varied from year to year. The table shows how the Fund’s performance compares to a broad-based market index and the Lipper High Current Yield Bond Funds Index, a composite of mutual funds comparable to the Fund.

The chart and the table below show the performance of the Fund’s Institutional Class shares for all periods. The Fund began operations of Investor Class shares on March 1, 2002, Y Class shares on March 1, 2010, A Class shares on May 17, 2010 and C Class shares on September 1, 2010. In the table below, the performance of the Institutional Class is shown for Y Class shares for all periods up to the inception of Y Class and for Investor Class shares before March 1, 2002. The performance of the Institutional Class is shown for the A Class and C Class shares from December 31, 2000 through March 1, 2002, and the performance of the Investor Class is shown from March 1, 2002 up to the inception of the A Class and C Class shares. The older share classes would have had similar annual returns to the newer share classes because the shares are invested in the same portfolio securities. However, because the older classes had lower expenses, their performance was better than the new classes would have realized in the same period. You may obtain updated performance information on the Fund’s website at www.americanbeaconfunds.com. Past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Sales charges are not reflected in the bar chart and table below. If those charges were included, returns of A Class shares would be less than those shown.

Calendar year total returns for Institutional Class shares

(BAR CHART)

Institutional Class shares
Total Return for the Calendar year Ended 12/31 of Each Year
02	03	04	05	06	07	08	09	10	11
7.19%	18.49%	9.33%	2.30%	9.60%	2.84%	-27.64%	47.88%	14.10%	2.91%

Highest Quarterly Return:	19.31%
(1/1/02 through 12/31/11)	(2nd Quarter 2009)
Lowest Quarterly Return:	-18.52%
(1/1/02 through 12/31/11)	(4th Quarter 2008)

	Average Annual Total Returns(1)
	For the periods ended December 31, 2011
	Inception Date of Class
Institutional Class	12/29/2000	1 Year	5 Years	10 Years
Return Before Taxes		2.91%	5.26%	7.24%
Return After Taxes on Distributions		0.12%	2.09%	4.11%
Return After Taxes on Distributions and Sale of Fund Shares		1.89%	2.55%	4.33%

Share class (before taxes)	Inception Date of Class	1 Year	5 Years	10 Years
A	5/17/2010	2.57%	5.03%	6.98%
C	9/1/2010	1.92%	4.76%	6.85%
Y	3/1/2010	2.31%	5.17%	7.20%
Investor	3/1/2002	2.65%	5.00%	6.97%

Indices (reflects no deduction for fees, expenses or taxes)		1 Year	5 Years	10 Years
JPMorgan Global High-Yield Index		5.73%	7.79%	9.28%
Lipper High Current Yield Bond Funds Index		2.85%	5.13%	7.08%

1
After-tax returns are shown only for Institutional Class shares; after-tax returns for other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. If you hold your Fund shares through a tax-deferred arrangement, such as an IRA or a 401(k), the after-tax returns do not apply to your situation.

American Beacon
Mid-Cap Value FundSM

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Share class AMR
Redemption fee (as a percentage of amount redeemed; applies to the proceeds of shares redeemed within 180 days of purchase)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Share class AMR
Management fees	0.60%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	0.23%
Acquired Fund Fees and Expenses	0.01%
Total annual fund operating expenses1	0.84%

____________

1
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Fund’s Financial Highlights table, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share class	1 year	3 years	5 years	10 years
AMR	$ 86	$ 268	$ 466	$ 1,038

Fund Performance

The bar chart and table below provide an indication of risk by showing how the Fund’s performance has varied from year to year. The table shows how the Fund’s performance compares to a broad-based market index and the Lipper Mid-Cap Value Funds Index, a composite of mutual funds comparable to the Fund. You may obtain updated performance information on the Fund’s website at www.americanbeaconfunds.com. Past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

(AMR BAR CHART)

AMR Class shares
Total Return for the Calendar year Ended 12/31 of Each Year
05	06	07	08	09	10	11
8.98%	18.29%	-4.87%	-36.25%	41.41%	22.00%	0.48%

Highest Quarterly Return:		24.48%
(1/1/05 through 12/31/11)		(3rd Quarter 2009)
Lowest Quarterly Return:		-21.44%
(1/1/05 through 12/31/11)		(4th Quarter 2008)

	Average Annual Total Returns
	For the periods ended December 31, 2011
AMR	1 Year	5 Years	Since Inception (6/30/2004)
Return Before Taxes	0.48%	1.00%	5.78%

Indices (reflects no deduction for fees, expenses or taxes)	1 Year	5 Years	Since Inception (6/30/2004)
Russell Midcap® Value Index	-1.38%	0.04%	6.16%
Lipper Mid-Cap Value Funds Index	-4.50%	0.28%	4.71%

2

American Beacon
High Yield Bond FundSM

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Share class AMR
Redemption fee (as a percentage of amount redeemed; applies to the proceeds of shares redeemed within 90 days of purchase)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Share class AMR
Management fees	0.44%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	0.16%
Acquired Fund Fees and Expenses	0.01%
Total annual fund operating expenses1	0.61%

____________

1
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Fund’s Financial Highlights table, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share class	1 year	3 years	5 years	10 years
AMR	$ 62	$ 195	$ 340	$ 762

Fund Performance

The bar chart and table below provide an indication of risk by showing how the Fund’s performance has varied from year to year. The table shows how the Fund’s performance compares to a broad-based market index and the Lipper High Current Yield Bond Funds Index, a composite of mutual funds comparable to the Fund. You may obtain updated performance information on the Fund’s website at www.americanbeaconfunds.com. Past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

(AMR BAR CHART)

AMR Class shares
Total Return for the Calendar year Ended 12/31 of Each Year
02	03	04	05	06	07	08	09	10	11
7.19%	18.49%	9.37%	2.30%	9.60%	2.93%	-27.45%	48.24%	14.51%	3.20%

3

Highest Quarterly Return:		19.38%
(1/1/02 through 12/31/11)		(2nd Quarter 2009)
Lowest Quarterly Return:		-18.46%
(1/1/02 through 12/31/11)		(4th Quarter 2008)

	Average Annual Total Returns
	For the periods ended December 31, 2011
AMR	1 Year	5 Years	10 Years
Return Before Taxes	3.20%	5.52%	7.38%

Indices (reflects no deduction for fees, expenses or taxes)	1 Year	5 Years	10 Years
JPMorgan Global High-Yield Index	5.73%	7.79%	9.28%
Lipper High Current Yield Bond Funds Index	2.85%	5.13%	7.08%

4